UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

DYNEX CAPITAL INC
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
26817Q506
(CUSIP number)
Thomas B. Akin
Talkot Capital, LLC
2400 Bridgeway, Suite 200
Sausalito, CA 94965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Thomas Bruce Akin
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	 /  /
                                                                (b) 	 /x/
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  	PF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)			              /  /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
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NUMBER OF            7 	SOLE VOTING POWER
SHARES                  463,681
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    879,856
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    463,681
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        879,856
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        463,681
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                              /  /
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13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.05%
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14	TYPE OF REPORTING PERSON*

	IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Talkot Crossover Fund, L.P.
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	 /  /
                                                                (b)      /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  	GF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)						                              	/  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    -0-
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        -0-
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11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

	416,681
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	      /  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   	3.64%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

	GR


          This amendment amends and supplements Schedule 13D, of Thomas B. Akin and Talkot Crossover Fund, L.P. dated August 29, 2000, and filed on August 29, 2000 with the Securities and Exchange Commission ("SEC"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.



ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Dynex Capital Inc. ("DX"). The principal executive office of DX is located at 10900 Nuckols Road, 3rd Floor, Glen Allen, Virginia 23060.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

The names of the persons filing this statement are Thomas Bruce Akin (Thomas
Akin), and the Talkot Crossover Fund (the Fund).

     (a) The names of the persons filing this statement are Thomas Bruce Akin ("Thomas Akin"), Talkot Crossover Fund, L.P. ("the Fund"), (collectively, the "Filers").

     (b) The address of the filers is 10 Via El Verano, Tiburon, CA 94920. The Talkot Crossover Fund, L.P. is located at 2400 Bridgeway, Suite 200, Sausalito, CA 94965.

     (c) Thomas Akin is the Managing General Partner of the Talkot Crossover Fund, L.P. which is located at 2400 Bridgeway, Suite 200, Sausalito, CA 94965.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser         Source of Funds         Amount

Thomas Akin             PF                $3,307,324
The Fund                GF                $3,581,882


ITEM 4. PURPOSE OF TRANSACTION.

The Filers have acquired the Stock primarily for investment. The Filers feel DX to be an undervalued asset with significant earnings capabilities. The Filers intend to review continuously their options with respect to their investment in the Stock and expressly reserve their right to (a) purchase additional shares of the Stock; (b) dispose of all or part of their holdings of the Stock by public or private sales or otherwise, at such prices and on such terms as they may deem advisable; or (c) take such other action with respect to their investment in the Stock as they may deem appropriate, including meeting or consulting with the management or the Board of Directors of DX to discuss DX's assets, corporate structure, dividend policies, capital operations, properties management and personnel or potential extraordinary transactions such as a merger, reorganization or liquidation of DX or any of its assets or subsidiaries, and contacting other stockholders of DX to discuss corporate strategy or any of the foregoing matters.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)      Aggregate number and percentage of securities beneficially owned:

Thomas Akin is the direct beneficial owner of 463,175 shares of Common Stock, representing approximately 4.05% of Dynex's Common Stock, which amount includes 122,525 shares of Common Stock that may be acquired by Mr. Akin upon the conversion of shares of preferred stock of Dynex held by Mr. Akin. Talkot Crossover Fund, L.P. is the direct beneficial owner of 416,681 shares of Common Stock, representing approximately 3.64% of Dynex's Common Stock, which amount includes 165,681 shares of Common Stock, that may be acquired by the Fund upon the conversion of shares of preferred stock of Dynex held by the Fund. By virtue of the relationship between Mr. Akin and the Fund described in Item 2, Mr. Akin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund. Ownership percentages of Common Stock is based upon the common shares outstanding per Dynex's Form 10-Q Report for the Quarter ended September 30, 2000
(11,446,206 shares of Common Stock outstanding at November 14, 2000 reflecting a one-for-four reverse Common Stock split effective August 2, 1999), plus the 288,206 shares of Common Stock into which the Dynex preferred stock collectively held by the Mr. Akin and the Fund is convertible.

(b)	 The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                    Aggregate
                    Beneficially
                    Owned               Voting Power         Dispositive Power
Name                Number     Percent  Sole     Shared      Sole     Shared

Thomas Akin         463,175      4.05%  463,175  879,856     463,175  879,856
The Fund            416,681      3.64%  -0-	 -0-	     -0-      -0-


(c)	Transactions effected during the past 60 days or since the most recent
  filing	on Schedule 13D, whichever is less:

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since November 7, 2000.


Transactions effected by the Fund:

                 Purchase               Amount of           Price Per
Name             or Sale    Date        Common Stock        Share ($)

The Fund	 S	    11/08/00	20,000		    $1.5000
The Fund	 S	    11/17/00	100,000		    $1.2500
The Fund	 S	    12/11/00	80,000		    $1.0625


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
					9.75% Series A (1)

The Fund	 P	    11/07/00	500		      $6.7500
The Fund	 P	    11/28/00	1,800		    $7.5000
The Fund	 P	    12/14/00	3,000		    $7.2500
The Fund	 P	    12/19/00	1,100		    $7.0000
The Fund	 P	    12/20/00	1,400	  	  $7.0000
The Fund	 P	    12/21/00	3,500		    $7.2500
The Fund	 P	    12/22/00	2,000		    $7.5000
The Fund	 P	    12/26/00	2,400		    $7.0000
The Fund	 P	    12/28/00	20,962		   $6.9375
The Fund	 P	    01/03/00	500		      $6.6250
The Fund	 P	    01/04/01	1,000		    $8.2500


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
					9.55% Series B (1)

The Fund	 P	    11/21/00	800		    $7.8125
The Fund	 P	    11/30/00	800		    $7.6875
The Fund	 P	    12/05/00	500		    $7.7500
The Fund	 P	    12/15/00	1,000		  $7.1250
The Fund	 P	    12/18/00	200		    $6.7500
The Fund 	 P	    12/21/00	1,000		 $7.1250
The Fund	 P	    12/22/00	2,500		  $7.5500
The Fund	 P	    12/26/00	2,500		  $7.1250
The Fund	 P	    12/28/00	48,000		 $7.4688
The Fund	 P	    01/09/01	5,900		  $7.5625


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
					9.73% Series C (1)

The Fund	 P	    12/14/00	100		      $7.9375
The Fund	 P	    12/19/00	4,300		    $8.2326
The Fund	 S	    12/28/00	50,000		   $8.5000



Transaction effected by Thomas Akin:

                 Purchase               Amount of           Price Per
Name             or Sale    Date        Common Stock        Share ($)

Thomas Akin	 P	    12/08/00 50,000		    $1.1200
Thomas Akin	 S	    12/08/00	15,975		    $1.0900
Thomas Akin	 S	    12/08/00	18,350		    $1.0900
Thomas Akin	 S	    12/08/00	14,700		    $1.0900


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
					9.75% Series A (1)

Thomas Akin	 P	    12/11/00	1,000		     $8.0000
Thomas Akin	 S	    12/28/00	20,962		    $6.9375


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
					9.55% Series B (1)

Thomas Akin	 P	    11/08/00	4,000		     $8.5938
Thomas Akin	 S	    12/28/00	48,000		    $7.4688


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
					9.73% Series C (1)

Thomas Akin	 S	    12/19/00	1,000		     $8.8750
Thomas Akin	 P	    12/28/00	50,000		    $8.5000



(1) Each preferred share is exercisable into 1/2 share of Dynex Capital common stock.


The persons filing this statement effected the above transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since November 7, 2000. Transactions effected above include the purchase of shares of Common Stock plus Common Stock into which the Dynex preferred stock is convertible.

All transactions were executed as open market transactions. The Filers beneficially owned more than five percent of the outstanding shares of the Stock as of June 1, 2000.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Thomas Akin is the Managing General Partner of the Fund. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 11, 2001



/s/ Thomas Bruce Akin
Thomas Bruce Akin



TALKOT CROSSOVER FUND, L.P.




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Managing General Partner